News Release



Mattson Technology Contact	*Investor & Media Contact*
Andy Moring	Laura Guerrant-Oiye
Mattson Technology, Inc.	**Guerrant Associates**
tel 510-492-6530	tel 808-882-1467
fax 510-492-5963	fax 808-882-1267
andy.moring@mattson.com	lguerrant@guerrantir.com

FOR IMMEDIATE RELEASE

MATTSON TECHNOLOGY, INC. ANNOUNCES ORGANIZATIONAL STREAMLINING AND COST REDUCTIONS

FREMONT, Calif. — December 9, 2008 — Mattson Technology, Inc. (Nasdaq: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced that in response to the weakness of the current business environment, the Company was implementing a reorganization of its structure to reflect changes in anticipated levels of business. The actions are being taken to both further reduce costs of operations and to streamline the organization going forward.

David Dutton, President and Chief Executive Officer, noted, "The recent tightening of the credit market has resulted in an unprecedented reduction in semiconductor capital equipment order flow. As a consequence, we are taking decisive actions to control costs and to stay aligned with customer requirements, while continuing to invest in new products. The steps we are taking are global in scope and will impact all functional organizations of the Company. In doing so we will reduce management structure and leverage organizational efficiencies. However, our strategic focus remains intact. Our new etch and millisecond anneal products are vital to Mattson's long-term growth and we are committed to advancing them into the marketplace. Through a strategic reallocation of our resources, we will focus on our key products and customers, which positions Mattson to emerge from the downturn in a stronger position.

"Our intent is threefold: (i) reduce the Company's current cash losses from operations, (ii) continue to invest in key future growth markets of dielectric etch and millisecond anneal, which we believe position Mattson for market share and revenue gains when industry conditions improve, and (iii) grow our market share position in our core segments of Strip and Rapid Thermal Processing (RTP). A condensed, streamlined organizational structure will allow us to support these three cornerstone efforts while reducing inefficiencies caused by a lower level of business running through a larger organization meant for a significantly higher level of business. This "right sizing" effort allows us to continue important programs while cutting costs significantly. We are confident that the measures we are taking will help maximize the potential of our organization and position Mattson for expanded growth." Dutton added, "While the restructuring is very difficult for the Company and our valued employees, it is the appropriate and prudent business response given the extraordinary challenges of the current demand and economic environments. As always, our primary concern is in supporting our customers and helping them to achieve their goals at any point in the business cycle."

Mattson will reduce approximately 20% percent of the Company's global workforce through reductions-in-force and outsourcing. The Company will begin implementation of the restructuring actions this quarter and expects to complete all significant related activities by the first quarter of 2009. Mattson expects to record severance pay expenses in the range of $3.0 million to $4.0 million. Substantially all of these charges will result in cash expenditures

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and will be primarily recorded in the current and next quarter. Mattson noted that it anticipates that the Company's new break-even level will be in a revenue range of $42 million to $47 million.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements regarding the Company's future prospects, including, but not limited to: anticipated bookings, revenue, margins, earnings per share, market share, tax rate and fully diluted shares outstanding for future periods. Forward-looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially. Such risks and uncertainties include, but are not limited to: end-user demand for semiconductors; customer demand for semiconductor manufacturing equipment; the timing of significant customer orders for the Company's products; customer acceptance of delivered products and the Company's ability to collect amounts due upon shipment and upon acceptance; the Company's ability to timely manufacture, deliver and support ordered products; the Company's ability to bring new products to market and to gain market share with such products; customer rate of adoption of new technologies; risks inherent in the development of complex technology; the timing and competitiveness of new product releases by the Company's competitors; the Company's ability to align its cost structure with market conditions; and other risks and uncertainties described in the Company's Forms 10-K, 10-Q and other filings with the Securities and Exchange Commission. Results for the current quarter are preliminary and subject to adjustment. The Company assumes no obligation to update the information provided in this news release.

About Mattson Technology, Inc.
Mattson Technology, Inc. designs, manufactures, and markets semiconductor wafer processing equipment used in the fabrication of integrated circuits. The Company is a leading supplier of dry strip and rapid thermal processing equipment to the global semiconductor industry. Its strip and RTP equipment utilize innovative technology to deliver advanced processing performance and productivity gains to semiconductor manufacturers worldwide for the fabrication of current- and next-generation devices. Mattson is expanding into the etch market with innovative products targeting high volume dielectric etch applications, and is also expanding into the millisecond annealing and thermal oxidation markets. The Company expects that entry into these new markets will enhance its technical leadership and deliver revenue and profitability gains. Mattson was founded in 1988 and is headquartered in Fremont, California. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, Calif. 94538. Telephone: (800) MATTSON/(510) 657-5900. Fax: (510) 492-5911. Internet: www.mattson.com

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